Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1.  Press Release issued November 5, 2003 regarding Q3 2003 Financial Results.

                                    EXHIBIT 1



Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

    Report on the First Three Quarters of 2003

    The report on the first three quarters of 2003 was prepared in accordance with the International Financial Reporting Standards
(IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2002.

    -- Q1-Q3 profit from operations up 29% year-on-year before extraordinary items

    -- Q3 burdened with additional EUR6 million charge from write-down of bad debts and start-up expenses

    --  SGL Carbon expects earnings to substantially improve in Q4

    --  2003 earnings forecast up clearly on 2002

    The US dollar devaluation continued to negatively impact sales revenue in the already seasonally weak third quarter. While sales revenue fell by 6% to EUR773.4 million in the first nine months, it was up 2% after adjustment for exchange rate effects. This was primarily due to strong growth in graphite electrode sales volumes. Continuing low demand led to a decline in sales volumes in the other businesses.
    Profit from operations in Q1-Q3 before increase in provisions for antitrust proceedings and restructuring expenses was up 29% year-on-year at EUR24.7 million. This figure contains non-recurring expenses in Q3 of EUR6 million due to write-down of bad debts in Carbon and Graphite as well as start-up costs at SGL Technologies.
    In addition, one-off effects of EUR8 million were incurred in the period. Thereof, EUR3 million resulted from the closure of the Graphite Specialties production in Grenoble/France.
    We increased our existing provisions for antitrust risks by EUR5 million. There is still a statement of objections from the EU Commission relating to minor business activities in Graphite Specialties as already mentioned in the half-year report.
    Profit from operations of the first nine months including the EUR14 million one-off and extraordinary items amounted to EUR16.7 million.
    Q1-Q3 net financing costs totaled EUR-39.8 million. Net financing costs increased by EUR17.6 million year-on-year. This is mainly due to positive non-cash effects in the prior year. Net financial liabilities amounted to EUR459 million in total on September 30, 2003. After adjustment for sales of receivables, this figure as of December 31, 2002 had been EUR468 million.
    As a result of the EUR14 million special effects and the non-cash items in financing costs, net loss before tax amounted to EUR-23.1 million in Q1-Q3, a decline of EUR20.1 million in comparison to the prior year. The net loss after tax was EUR-23.7 million. The loss per share for the nine-month period increased from EUR-0.30 to EUR-1.07 as against the comparative period.

    We are expecting a clear improvement in earnings in the fourth quarter. Higher sales revenue of Graphite Specialties and SGL Technologies, increases in sales volumes and prices for graphite electrodes and further cost savings should contribute to this rise.
    Therefore, from today's perspective, the full year 2003 result is expected to be noticeably above 2002, despite the weakness of the economy and the US dollar, which could have a double-digit impact on profit from operations against original assumptions of a one-to-one ratio to the Euro.
    For 2004, we expect to substantially improve our results further. The Graphite Specialties and Corrosion Protection businesses should gain from a recovery of demand. Within SGL Technologies, we expect our efforts to bear fruit with regard to new product developments and applications for aerospace and defense, automotive and energy markets and lead to higher sales and results. In Carbon and Graphite, we anticipate the well-balanced supply and demand situation for graphite electrodes to continue allowing for further price increases to be established. In our efficiency programs we plan to further reduce headcount and to attain sustained cost savings throughout our businesses.

    Financial Highlights (EUR million)


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         773.4                         821.9
------------------------------------------------------------------------------------------
EBITDA1                                                78.2                          79.9
------------------------------------------------------------------------------------------
Profit from operations(1)                              24.7                          19.2
------------------------------------------------------------------------------------------
Profit from operations after
 antitrust charges and
 restructuring expenses                                16.7                          19.2
------------------------------------------------------------------------------------------
Return on sales(2)                                     3.2 %                         2.3 %
------------------------------------------------------------------------------------------
Net loss before minority
 interests                                           - 23.7                         - 6.2
------------------------------------------------------------------------------------------
Earnings per share (EUR)                             - 1.07                        - 0.30
------------------------------------------------------------------------------------------
Operational cash flow(3)                               30.9                         154.3
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                   Sept. 30,                      Dec. 31,
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Total assets                                          1,304                         1,286
------------------------------------------------------------------------------------------
Equity                                                  149                           196
------------------------------------------------------------------------------------------
Net financial liabilities(4)                            459                           468
------------------------------------------------------------------------------------------
Debt ratio (gearing) (4)(5)                             3.1                           2.4
------------------------------------------------------------------------------------------
Equity ratio(6)                                        11.4 %                        15.2 %
------------------------------------------------------------------------------------------

    (1) Before antitrust charges and restructuring expenses

    (2) Ratio of profit from operations before antitrust charges and restructuring expenses to sales revenue

    (3) Adjusted for currency exchange rate effects

    (4) After adjustment for sales of receivables

    (5) Ratio of net financial liabilities to equity

    (6) Ratio of equity to total assets

    Segment reporting

    Carbon and Graphite (CG)

                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         414.0                         402.3
------------------------------------------------------------------------------------------
EBITDA(1)                                              73.2                          69.2
------------------------------------------------------------------------------------------
Profit from operations(1)                              47.7                          42.1
------------------------------------------------------------------------------------------
Return on sales(1)                                    11.5 %                        10.5 %
------------------------------------------------------------------------------------------

    (1) Before restructuring expenses of EUR0.2 million in 2003

    -- Sales revenue totaled EUR414 million, up 3% year-on-year despite the fact that the strong growth in graphite electrode sales volumes was largely eroded by the weak US dollar. Sales revenue for the first nine months increased 14% after adjustment for exchange rate effects.

    --  Profit from operations rose to EUR47.7 million (Q1-Q3/2002:
        EUR42.1 million) in the period under review, despite the US dollar devaluation and write-down of bad debts totaling EUR4 million.

    -- At 146,000 tons, graphite electrode shipments in the first nine months were up 25,000 tons on the prior year. We delivered 49,000 tons in Q3, 10% more than in Q3/2002.
        Compared to Q4/2002, the average price for graphite electrodes rose by 4% in local currencies, but fell by 2% in euros.

    -- For Q4, we expect a further increase of graphite electrode shipments against Q3. Deliveries postponed from the third quarter will contribute to this. Our production facilities continue to run at full capacity. The average price level will increase further in Q4. We anticipate a higher profit from operations in Q4 versus Q3.

    -- We have already taken steps to safeguard against a further weakening of the US dollar in 2004 by employing appropriate currency hedges.

    Graphite Specialties (GS)


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         131.2                         150.9
------------------------------------------------------------------------------------------
EBITDA(1)                                              18.2                          17.3
------------------------------------------------------------------------------------------
Profit from operations(1)                               8.5                           3.6
------------------------------------------------------------------------------------------
Return on sales(1)                                     6.5 %                         2.4 %
------------------------------------------------------------------------------------------

    (1) Before restructuring expenses of EUR2.2 million in 2003

    -- Assumptions of a recovery in the economy in H2/2003 in our key markets for semiconductors, mechanical and plant engineering and chemicals have not materialized. Sales revenue fell 13% due to weak demand and exchange rate developments. Nearly half (5%) of the sales reduction is attributable to the divestment of the Electrical Contacts (EC) business in H1 as previously announced.

    -- The profit from operations increased to EUR8.5 million vs. EUR3.6 million in 2002. This was primarily due to the divestment of the EC business, the first-time consolidation of the Polish company SGL Angraph, and additional cost savings.

    -- We expect business to improve slightly in Q4. The increase in the order book is signalling a positive trend. In addition, we will generate further cost savings from restructuring programs. We are therefore expecting a positive profit from operations.

    Corrosion Protection (CP)

                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         130.8                         151.4
------------------------------------------------------------------------------------------
EBITDA(1)                                               1.0                           6.8
------------------------------------------------------------------------------------------
Profit from operations(1)                             - 5.3                             -
------------------------------------------------------------------------------------------
Return on sales(1)                                   - 4.1 %                            -
------------------------------------------------------------------------------------------

    (1) Before restructuring expenses of EUR0.6 million in 2003

    -- The recovery in demand from major customer industries expected for the second half of 2003 did not materialize. Sales revenue declined to EUR131 million in the first nine months, down 14% year-on-year. The investment climate and maintenance expenditures in the plant engineering and chemical industries remain on a low level and caused this decline.

    -- The loss from operations in Q1-Q3 amounted to EUR-5.3 million. Q3 results, however, yielded a EUR 1.1 million profit mainly due to project-related business. The operating result in the same quarter of 2002 had been EUR0.0 million.

    -- For Q4, we are forecasting seasonally higher revenues but do not expect yet a general recovery in demand. We aim to realize additional cost savings. It is therefore likely that CP will also generate a profit from operations in Q4/2003.

    Established Businesses (CG, GS, CP)


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         676.0                         704.6
------------------------------------------------------------------------------------------
EBITDA(1)                                              92.4                          93.3
------------------------------------------------------------------------------------------
Profit from operations(1)                              50.9                          45.7
------------------------------------------------------------------------------------------
Return on sales(1)                                     7.5 %                         6.5 %
------------------------------------------------------------------------------------------

    (1) Before restructuring expenses of EUR3 million in 2003

    SGL Technologies (T)

                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                          95.1                         115.4
------------------------------------------------------------------------------------------
EBITDA                                                  1.4                           3.3
------------------------------------------------------------------------------------------
Loss from operations                                 - 10.4                         - 9.7
------------------------------------------------------------------------------------------
Return on sales                                     - 10.9 %                       - 8.4 %
------------------------------------------------------------------------------------------

    -- Sales revenue at SGL Technologies amounted to EUR95 million, 18% less than previous year. Approximately two thirds of this decline is directly US dollar-related. SGL T generates about 60% of its sales in the US. Sales revenue was also impacted by the postponement of deliveries and projects from the third quarter to the fourth quarter.

    -- At EUR-10.4 million in Q1-Q3, the loss from operations increased slightly compared to the same period of the prior year (EUR-9.7 million). Additional start-up costs for orders from the aerospace and defense industry and qualification costs for projects from the automotive industry impacted earnings in Q3/2003.

    -- The postponed shipment of fibers for the aerospace industry and automobile brake discs will lead to an increase in sales revenue in Q4. Overall, we expect to generate positive results from operations in Q4/2003.

    Corporate Costs


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(EUR million)                                          2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                           2.3                           1.9
------------------------------------------------------------------------------------------
Corporate costs(1)                                   - 15.8                        - 16.8
------------------------------------------------------------------------------------------


    (1) Before antitrust charges

    -- At EUR-15.8 million, costs were within budget and slightly lower than the prior year (2002: EUR-16.8 million).

    Employees

    -- The number of Group employees decreased from 7,360 on December 31, 2002 to 6,966 on September 30, 2003.

    Consolidated Income Statement (EUR million)


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Sales revenue                                         773.4                         821.9
------------------------------------------------------------------------------------------
Cost of sales                                       - 593.1                       - 648.0
------------------------------------------------------------------------------------------
Gross profit                                          180.3                         173.9
------------------------------------------------------------------------------------------
Selling, administration,
 research and other costs                           - 155.6                       - 154.7
------------------------------------------------------------------------------------------
Profit from operations before
 antitrust charges and
 restructuring expenses                                24.7                          19.2
------------------------------------------------------------------------------------------
Antitrust charges                                     - 5.0                             -
------------------------------------------------------------------------------------------
Restructuring expenses                                - 3.0                             -
------------------------------------------------------------------------------------------
Profit from operations                                 16.7                          19.2
------------------------------------------------------------------------------------------
Interest expense on loans                            - 21.0                        - 20.2
------------------------------------------------------------------------------------------
Interest expense on pensions                          - 7.6                         - 7.8
------------------------------------------------------------------------------------------
Imputed interest on antitrust
 liabilities (non-cash)                               - 4.7                           1.8
------------------------------------------------------------------------------------------
Other(1)                                              - 6.5                           4.0
------------------------------------------------------------------------------------------
Net financing costs                                  - 39.8                        - 22.2
------------------------------------------------------------------------------------------
Loss before tax                                      - 23.1                         - 3.0
------------------------------------------------------------------------------------------
Income tax expense                                    - 0.6                         - 3.2
------------------------------------------------------------------------------------------
Net loss before minority
 interests                                           - 23.7                         - 6.2
------------------------------------------------------------------------------------------
Earnings per share
(EUR; basic = diluted)                               - 1.07                        - 0.30
------------------------------------------------------------------------------------------

    (1) Currency adjustment of antitrust liabilities classified to other net financing costs

    -- The interest expense on loans for the first nine months increased slightly year-on-year to EUR21 million; the average interest rate for the period was 4.8% (first nine months of 2002: 4.4%). The slight increase in interest expense and interest rate are due to the refinancing measures taken.

    -- The non-cash imputed interest on antitrust liabilities increased net financing costs by EUR-4.7 million. In Q1-Q3/ 2002, the rescheduling of the US antitrust authorities' payment plan had led to a one-time improvement in net financing costs.

    -- The non-cash exchange rate effects from the translation of our US antitrust liabilities have been offset by associated currency hedges in the year to date. In the prior year, a positive effect on earnings of EUR3 million was disclosed.

    -- Costs incurred as part of refinancing are amortized over the lifetime of the syndicated loan. This led to a charge of EUR4.7 million in the first nine months of 2003.

    -- The tax expense in Q3 is a result of the non-tax-deductible cost of the increase in provisions of EUR5 million relating to antitrust proceedings. A further factor was the continued non-recognition of deferred tax assets on current losses for our companies in the US and in Great Britain.

    -- Earnings per share are calculated on the basis of an average of 22.1 million shares outstanding (2002: 21.8 million).

    Consolidated Balance Sheet (EUR million)


                                                   Sept. 30,                      Dec. 31,
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------
Intangible assets                                       100                           104
------------------------------------------------------------------------------------------
Property, plant and equipment                           423                           477
------------------------------------------------------------------------------------------
Long-term investments                                    34                            33
------------------------------------------------------------------------------------------
Noncurrent assets                                       557                           614
------------------------------------------------------------------------------------------
Inventories                                             288                           288
------------------------------------------------------------------------------------------
Trade receivables                                       211                           208
------------------------------------------------------------------------------------------
Other current assets                                     70                            62
------------------------------------------------------------------------------------------
Cash and cash equivalents                                68                            21
------------------------------------------------------------------------------------------
Current assets                                          637                           579
------------------------------------------------------------------------------------------
Deferred tax assets                                     110                            93
------------------------------------------------------------------------------------------
Total assets                                          1,304                         1,286
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                   Sept. 30,                      Dec. 31,
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Equity and liabilities
------------------------------------------------------------------------------------------
Equity                                                  149                           196
------------------------------------------------------------------------------------------
Minority interests                                        1                             1
------------------------------------------------------------------------------------------
Provisions for pensions and
 other employee benefits                                191                           191
------------------------------------------------------------------------------------------
Other provisions                                        155                           149
------------------------------------------------------------------------------------------
Provisions                                              346                           340
------------------------------------------------------------------------------------------
Financial liabilities                                   527                           448
------------------------------------------------------------------------------------------
Trade payables                                           88                           111
------------------------------------------------------------------------------------------
Other liabilities                                       148                           151
------------------------------------------------------------------------------------------
Liabilities                                             763                           710
------------------------------------------------------------------------------------------
Deferred tax liabilities                                 45                            39
------------------------------------------------------------------------------------------
Total equity and liabilities                          1,304                         1,286
------------------------------------------------------------------------------------------

    -- Total assets rose by EUR18 million compared to December 31, 2002. This increase was largely due to a EUR47 million rise in cash and cash equivalents to EUR68 million on the balance sheet date. In addition, the recognition of deferred tax assets and the creation of prepaid expenses totaling EUR26 million increased total assets. In contrast, the translation of foreign currency items into euros as against December 31, 2002 led to a reduction of total assets of EUR-49 million.

    -- The decline in noncurrent assets of EUR57 million was due to currency translation differences as well as to depreciation and amortization levels in excess of capital expenditure.

    -- Sales of receivables (December 31, 2002: EUR41 million) were completely discontinued. Receivables were down EUR33 million after adjustments for sales of receivables and currency effects.

    -- The equity ratio fell to 11% (December 31, 2002: 15%) as a result of the rise in total assets, the loss in Q3 and negative US dollar and Zloty exchange rate effects totaling EUR24 million.

    Consolidated Statement of Changes in Equity (EUR million)


                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Balance at January 1                                    196                           255
------------------------------------------------------------------------------------------
Capital increase                                          1                             1
------------------------------------------------------------------------------------------
Net result, net of minority
 interests                                             - 24                           - 6
------------------------------------------------------------------------------------------
Currency exchange differences
 and other                                             - 24                          - 30
------------------------------------------------------------------------------------------
Balance at September 30                                 149                           220
------------------------------------------------------------------------------------------

    Consolidated Cash Flow Statement(1) (EUR million)

                                        First Three Quarters          First Three Quarters
------------------------------------------------------------------------------------------
(unaudited)                                            2003                          2002
------------------------------------------------------------------------------------------
Profit from operations(2)                              24.7                          19.2
------------------------------------------------------------------------------------------
Depreciation and amortization                          53.5                          60.7
------------------------------------------------------------------------------------------
EBITDA(2)                                              78.2                          79.9
------------------------------------------------------------------------------------------
Increase/decrease in working
 capital                                             - 47.3                          74.4
------------------------------------------------------------------------------------------
Operational cash flow                                  30.9                         154.3
------------------------------------------------------------------------------------------
Payments relating to antitrust
 proceedings                                         - 11.1                         - 8.3
------------------------------------------------------------------------------------------
Other operating cash uses                            - 42.0                        - 54.5
------------------------------------------------------------------------------------------
Cash used in/provided by
 operating activities                                - 22.2                          91.5
------------------------------------------------------------------------------------------
Capital expenditures                                 - 29.4                        - 32.1
------------------------------------------------------------------------------------------
Other investing activities                              9.0                          10.3
------------------------------------------------------------------------------------------
Cash used in investing
 activities                                          - 20.4                        - 21.8
------------------------------------------------------------------------------------------
Cash provided by/used in
 financing activities                                  91.9                        - 44.7
------------------------------------------------------------------------------------------
Effect of foreign exchange
 rate changes                                         - 2.5                         - 1.7
------------------------------------------------------------------------------------------
Net increase in cash and cash
 equivalents                                           46.8                          23.3
------------------------------------------------------------------------------------------
Cash and cash equivalents at
 January 1                                             21.5                          12.1
------------------------------------------------------------------------------------------
Cash and cash equivalents at
 September 30                                          68.3                          35.4
------------------------------------------------------------------------------------------

    (1) Adjusted for exchange rate effects

    (2) Before antitrust charges and restructuring expenses

    -- Working capital (inventories plus trade receivables minus trade payables) increased by EUR47.3 million after adjustment for exchange rate effects. The main reason for this is the complete discontinuation of sales of receivables in the amount of EUR41.2 million.

    -- At EUR20.4 million, net cash used in investing activities was EUR33.1 million less than depreciation and amortization. In addition to investments of EUR29.4 million, cash inflows from the disposal of noncurrent assets and from companies no longer consolidated had a positive effect.

    SGL CARBON AG
    Head Office
    Investor Relations
    Rheingaustrasse 182
    D-65203 Wiesbaden
    Phone +49 (611) 60 29-0
    Fax +49 (611) 60 29-101
    e-mail cpc@sglcarbon.de
    www.sglcarbon.com
    Important note:

    This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Actual future results and trends could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in economic, political, technical, business and competitive conditions; unforeseeable alterations in electric steel production; changes of interest and exchange rates; price developments; unanticipated developments relating to recently acquired businesses and Group companies; potential liability in connection with existing or future regulations; unforeseen difficulties relating to the investigations by the European antitrust authorities and to the completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto; and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    Sales Revenue & Profit from Operations by Quarter (EUR million)

                                                  2002                               2003
------------------------------------------------------------------------------------------
                                                                              First Three
Sales Revenue       Q1      Q2      Q3      Q4Full Year     Q1      Q2      Q3    Quarters
------------------------------------------------------------------------------------------
Carbon and
 Graphite       127.2   139.6   135.5   148.4    550.7  134.5   143.1   136.4       414.0
------------------------------------------------------------------------------------------
Graphite
 Specialties     51.4    50.0    49.5    45.0    195.9   44.9    44.1    42.2       131.2
------------------------------------------------------------------------------------------
Corrosion
 Protection      45.0    47.1    59.3    61.0    212.4   35.6    48.2    47.0       130.8
------------------------------------------------------------------------------------------
Established
 Businesses     223.6   236.7   244.3   254.4    959.0  215.0   235.4   225.6       676.0
------------------------------------------------------------------------------------------
SGL
 Technologies    36.4    40.2    38.8    35.0    150.4   34.9    31.9    28.3        95.1
------------------------------------------------------------------------------------------
Other             1.0     0.2     0.7     1.0      2.9    0.8     0.8     0.7         2.3
------------------------------------------------------------------------------------------
                261.0   277.1   283.8   290.4  1,112.3  250.7   268.1   254.6       773.4
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                  2002                               2003
------------------------------------------------------------------------------------------
Profit (loss)
 from                                                                         First Three
 Operations         Q1      Q2      Q3      Q4Full Year     Q1      Q2      Q3    Quarters
------------------------------------------------------------------------------------------
Carbon and
 Graphite(1)     11.7    12.3    18.1     9.8     51.9   12.2    21.3    14.2        47.7
------------------------------------------------------------------------------------------
Graphite
 Specialties(1)   1.8     1.1     0.7   - 1.7      1.9    4.5     2.6     1.4         8.5
------------------------------------------------------------------------------------------
Corrosion
 Protection(1)  - 1.9     1.9     0.0     4.8      4.8  - 5.0   - 1.4     1.1       - 5.3
------------------------------------------------------------------------------------------
Established
 Businesses(1)   11.6    15.3    18.8    12.9     58.6   11.7    22.5    16.7        50.9
------------------------------------------------------------------------------------------
SGL
 Technologies   - 4.6   - 2.3   - 2.8   - 2.0   - 11.7  - 1.9   - 3.5   - 5.0      - 10.4
------------------------------------------------------------------------------------------
Corporate
 Costs(2)       - 6.0   - 5.9   - 4.9   - 1.5   - 18.3  - 4.7   - 6.1   - 5.0      - 15.8
------------------------------------------------------------------------------------------
                  1.0     7.1    11.1     9.4     28.6    5.1    12.9     6.7        24.7
------------------------------------------------------------------------------------------

    (1) Before restructuring expenses

    (2) Before antitrust charges

    Consolidated Income Statements by Quarter (EUR million)

                                                   2002                             2003
-----------------------------------------------------------------------------------------
                                                                                   First
                                                   Full                            Three
                      Q1      Q2      Q3      Q4    Year      Q1      Q2      Q3 Quarters
-----------------------------------------------------------------------------------------
Sales revenue     261.0   277.1   283.8   290.4 1,112.3   250.7   268.1   254.6    773.4
-----------------------------------------------------------------------------------------
Cost of sales   - 210.4 - 216.4 - 221.2 - 238.5 - 886.5 - 193.7 - 204.4 - 195.0  - 593.1
-----------------------------------------------------------------------------------------
Gross profit       50.6    60.7    62.6    51.9   225.8    57.0    63.7    59.6    180.3
-----------------------------------------------------------------------------------------
Selling,
 administration,
 research, other - 49.6  - 53.6  - 51.5  - 42.5 - 197.2  - 51.9  - 50.8  - 52.9  - 155.6
-----------------------------------------------------------------------------------------
Profit from
 operations(3)      1.0     7.1    11.1     9.4    28.6     5.1    12.9     6.7     24.7
-----------------------------------------------------------------------------------------
Antitrust
 charges              -       -       -  - 22.0  - 22.0       -       -   - 5.0    - 5.0
-----------------------------------------------------------------------------------------
Restructuring
 expenses             -       -       -   - 8.3   - 8.3       -       -   - 3.0    - 3.0
-----------------------------------------------------------------------------------------
Profit (loss)
 from operations    1.0     7.1    11.1  - 20.9   - 1.7     5.1    12.9   - 1.3     16.7
-----------------------------------------------------------------------------------------
Net financing
 costs            - 6.3   - 8.5   - 7.4   - 3.3  - 25.5  - 13.6  - 12.6  - 13.6   - 39.8
-----------------------------------------------------------------------------------------
Profit (loss)
 before tax       - 5.3   - 1.4     3.7  - 24.2  - 27.2   - 8.5     0.3  - 14.9   - 23.1
-----------------------------------------------------------------------------------------
Tax
 benefit/expense  - 4.0   - 0.8     1.6     6.8     3.6     0.9     0.6   - 2.1    - 0.6
-----------------------------------------------------------------------------------------
Net profit
 (loss) before
 minority
 interests        - 9.3   - 2.2     5.3  - 17.4  - 23.6   - 7.6     0.9  - 17.0   - 23.7
-----------------------------------------------------------------------------------------

    (3) Before antitrust charges and restructuring expenses

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SGL CARBON Aktiengesellschaft



Date: November 5, 2003        By: /s/ Robert J. Kohler
                                  ------------------------------
                                  Name:    Robert J. Koehler
                                  Title:   Chairman of the Board of Management


                                  By:      /s/ Dr. Bruno Toniolo
                                           -----------------------------
                                  Name:    Dr. Bruno Toniolo
                                  Title:   Member of the Board of Management